UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Old Dominion Freight Line, Inc.

(Name of Issuer)

Common Stock, par value $0.10

(Title of Class of Securities)

679580100

(CUSIP Number)

David N. Oakey, Esquire

McGuireWoods LLP

901 East Cary Street

Richmond, VA 23219

(804) 775-1022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2014

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS. John R. Congdon, Jr. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,210,627
	8	SHARED VOTING POWER 4,464,919
	9	SOLE DISPOSITIVE POWER 2,210,627
	10	SHARED DISPOSITIVE POWER 4,464,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,675,546
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Jeffrey W. Congdon I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,490,629
	8	SHARED VOTING POWER 4,464,919
	9	SOLE DISPOSITIVE POWER 2,490,629
	10	SHARED DISPOSITIVE POWER 4,464,919
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,955,548
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. Susan C. Terry I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 860,925
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 860,925
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 860,925[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

[1]	This amount does not include shares held by Congdon Family, LLC. The Susan C. Terry Revocable Trust, for which Susan C. Terry serves as trustee, is a member of Congdon Family, LLC. However, Susan C. Terry does not serve as a manager of Congdon Family, LLC and therefore does not have voting or dispositive power over such shares.

Note: This Amendment No. 2 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on September 10, 2012, as amended on October 9, 2012. Capitalized terms used in this Amendment No. 2 and not defined herein have the respective meanings ascribed to such terms in the Schedule 13D, as previously amended.

Item 2.	Identity and Background.

Item 2(a) is hereby amended and restated as follows:

This Schedule 13D is being filed by John R. Congdon, Jr. (“John”), Jeffrey W. Congdon (“Jeff”) and Susan C. Terry (“Susan,” and together with John and Jeff, the “Reporting Persons”).

Item 2(c) is hereby amended and restated as follows:

John serves as a director of the Issuer and as Chairman of the Board of Directors of Old Dominion Truck Leasing, Inc., a North Carolina corporation (“ODTL”). Jeff serves as President of ODTL. ODTL’s address is 7511 Whitepine Road, Richmond, Virginia 23237. Susan is a homemaker. John, Jeff and Susan are the children of John R. Congdon (“Jack”), a former director of the Issuer who passed away on October 30, 2013.

Item 3.	Source and Amount of Funds or Other Consideration.

The last sentence in Item 3 is hereby amended and restated as follows:

The LLC is managed by John and Jeff.

Item 4.	Purpose of Transaction.

The second and third paragraphs of Item 4 are hereby amended and restated as follows:

The Reporting Persons intend to hold for investment the Shares that they beneficially own and, aside from routine estate planning transactions (including sales pursuant to a Rule 10b5-1 trading plan adopted by the Reporting Persons as trustees of the John R. Congdon Irrevocable Trust in February of 2014 (the “Trading Plan”)), have no present plans to acquire or dispose of any Shares, but reserve the right to do some from time to time. Except as indicated above, the Reporting Persons have no present plans or proposals which relate to, or would result in, any one or more of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As noted in Item 2, John serves on the board of directors of the Issuer. As a director, John may have influence over the corporate activity of the Issuer, including activity which may relate to the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated as follows:

The aggregate number and percentage of Shares beneficially owned by John, Jeff and Susan are provided in Items 11 and 13 of each of their respective Cover Pages. Such information is incorporated herein by reference. The beneficial ownership percentage reflected on each Cover Page is based on the number of Shares reported as issued and outstanding in the Issuer’s most recent Quarterly Report on Form 10-Q, which was filed with the Securities and Exchange Commission on May 6, 2014.

Both John and Jeff may be deemed to be the indirect beneficial owners of 461,655 Shares held in the John R. Congdon 2012 GRAT #1, for which John and Jeff serve as co-trustees.

John is the indirect beneficial owner of 1,246,614 Shares held in the John R. Congdon, Jr. Revocable Trust, the John R. Congdon, Jr. 2009 GRAT, the John R. Congdon, Jr. 2010 GRAT #2, the John R. Congdon, Jr. 2012 GRAT #1, the John R. Congdon, Jr. 2012 GRAT #2, the John R. Congdon, Jr. 2013 GRAT #1, and the John R. Congdon, Jr. 2013 GRAT #2, for which he serves as trustee.

Jeff is the indirect beneficial owner of 1,211,197 Shares held in the Jeffrey W. Congdon Revocable Trust, the Jeffrey W. Congdon 2009 GRAT, the Jeffrey W. Congdon 2010 GRAT #2, the Jeffrey W. Congdon 2012 GRAT #1, the Jeffrey W. Congdon 2012 GRAT #2, the Jeffrey W. Congdon 2013 GRAT #1, and the Jeffrey W. Congdon 2013 GRAT #2, for which he serves as trustee.

Susan is the indirect beneficial owner of 860,925 Shares held in the Susan C. Terry Revocable Trust, for which she serves as trustee.

John may be deemed to be the indirect beneficial owner of 964,013 Shares held in the following trusts for the benefit of Jeff’s children and stepchildren, for which John serves as trustee: the John R. Congdon Trust for Jeffrey W. Congdon, Jr., the John R. Congdon Trust for Mark R. Congdon, and the Jeffrey W. Congdon GRAT Remainder Trust, the Katherine Sirles Conway Irrevocable Trust and the Page Elizabeth Conway Irrevocable Trust.

Jeff may be deemed to be the indirect beneficial owner of 1,279,432 Shares held in the following trusts for the benefit of John’s children, for which Jeff serves as trustee: the John R. Congdon Trust for Peter W. Congdon, the John R. Congdon Trust for Michael D. Congdon, the John R. Congdon Trust for Mary Evelyn Congdon, and the John R. Congdon, Jr. GRAT Remainder Trust.

Both Jeff and John may be deemed to be the indirect beneficial owners of 1,327,698 Shares held in the following trusts for the benefit of Susan’s children and grandchildren, for which Jeff and John serve as co-trustees: the John R. Congdon Trust for Kathryn Lawson Terry, the John R. Congdon Trust for Nathaniel Everett Terry, the John R. Congdon Trust for Hunter Andrew Terry, the Susan C. Terry Trust for Natalie Grace Bagwell, the Susan C. Terry Trust for Leyton Andrew Bagwell, the Susan C. Terry Trust for Henry Lawson Bagwell, the Susan C. Terry Trust for Harley Virginia Terry, the Susan C. Terry Trust for Brinkley Louise Terry, the Susan C. Terry Trust for Lillian Everett Terry, the Susan C. Terry Trust for Jack Daniel Terry, and the Susan C. Terry Trust for Bailey Hunter Terry.

Both John and Jeff may be deemed to be the indirect beneficial owners of 2,675,566 Shares held by the LLC, for which John and Jeff serve as managers. Susan does not serve as a manager of the LLC and therefore does not beneficially own Shares held by the LLC.

Each of the Reporting Persons disclaims beneficial ownership of the securities held by others, including the other Reporting Persons, except to the extent of such Reporting Person’s pecuniary interest therein, if any.

Item 5(c) is hereby amended and restated as follows:

Schedule A attached hereto lists all transactions in the Shares engaged in by the Reporting Persons during the pasty sixty days, other than certain estate planning transactions that did not result in any changes in beneficial ownership.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2014

JOHN R. CONGDON, JR.

/s/ John R. Congdon, Jr.
John R. Congdon, Jr.

JEFFREY W. CONGDON

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

SUSAN C. TERRY

/s/ John R. Congdon, Jr.
John R. Congdon, Jr., by Power of Attorney

SCHEDULE A

Reporting Person	Date	Transaction	Number of Shares	Price Per Share	Nature of Transaction
John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	03/17/2014	Sale	142,900	$57.0759	Open market sale*

John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	03/18/2014	Sale	72,100	$56.9366	Open market sale*

John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	04/01/2014	Sale	104,100	$56.6970	Open market sale*

John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	04/02/2014	Sale	110,900	$56.7319	Open market sale*

John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	04/24/2014	Sale	215,000	$58.4458	Open market sale*

John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	05/01/2014	Sale	114,678	$60.3292	Open market sale*

John, Jeff and Susan, as co-trustees of the John R. Congdon Irrevocable Trust	05/02/2014	Sale	98,400	$60.8516	Open market sale*

*	Shares sold pursuant to the Trading Plan